

OFFERING MEMORANDUM

facilitated by



The Naked River Brewing Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	The Naked River Brewing Company
State of Organization	TN
Date of Formation	01/21/2017
Entity Type	Limited Liability Company
Street Address	1791 Reggie White Blvd., Chattanooga Tennessee, 37408
Website Address	www.nakedriverbrewing.com

(B) Directors and Officers of the Company

Key Person		Robert Raulston
Position with the Company		
	Title	President and CEO
	First Year	2017
Other business experience (last three years)		CEO and General Manager of The Naked River Brewing Company

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Robert Raulston	65%

(D) The Company’s Business and Business Plan

By investing in Naked River Brewing Co, you will support a business that is creating unique beers for a unique community.

- Proven Demand - We’ve already identified a loyal customer base of craft beer drinkers at our beautiful brewery and taproom in Chattanooga, and we've gained notoriety for some of our iconic and unique brews and partnerships.
- Competitive Advantage - Our brewery and taproom, is housed inside Chattanooga TN oldest standing building, historic trolly car factory. This 12,000 sq ft clearstory building is conveniently located next to the First Tennessee Pavilion and Finely Stadium.
- Passionate Founders - Our founders bring years of beverage and hospitality experience matched with our true passion and creativity to the process that results in truly delicious, one-of-a-kind brews.

Key performance indicators

- Average Monthly Revenue: $108,000
- Average Ticket Size: $17.50
- Profit Margin: 9%
- Sales per Square Foot: $107.00
- Sales per Employee: $56,000 (includes brewing & kitchen staff)

from the founder

> For the Life, Love and Happiness of Beer.

— Jake Raulston, Founder

Offerings

- Delicious brews like the Moonpie Stout, Naked Light, River Gorge IPA, and a rotating menu of 16 seasonal small batch beers in our taproom
- Full food menu featuring Texas-style BBQ
- Catering service and 4,000 sq ft event space

Our Story

As we have chased our quest of developing a unique brand of beers for a unique community, these three words have come to mean more to us than anything else. We have a true passion for the craft that has led us to discover new relationships, ideas, philosophies, and a sense of community unlike anything before. People that we have met and places that we have traveled have shaped who we are, and who we want to be. After all, we are but tiny fragments of the relationships we've held, bonded by the joy of life, love, and beer.

The same truths can be spoken about beer. Beer can be wrought and concocted to represent the individuality of the people who have influenced it. In this journey, we long to share our venture of beer with the dedicated, energetic, newcomers and new ideas, to develop a style as exceptional as Chattanooga.

For the life, love, and happiness of beer.

In the press

- [Who Would Make a Moonpie Beer?](#) Chattanooga Pulse
- [A Tour of Naked River Brewery](#) ABC News Channel 9
- [Tennessee Brewery Serving Beer Made from Moon Pies](#) Southern Thing

(E) Number of Employees

The Company currently has 20 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$55,000
Offering Deadline	April 1, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Package Beer Can Production	$12,000	$24,000
Additional Seating, event Area, storage Buildout	$10,000	$21,580
Additional Tank/Production capacity	$5,700	$10,000
Operating capital to expand into new markets	$24,000	$45,000
Mainvest Compensation	$3,300	$6,420
TOTAL	$55,000	$107,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.9 - 1.8%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.69%

---

[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.9% and a maximum rate of 1.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$55,000	0.9%
$68,000	1.1%
$81,000	1.4%
$94,000	1.6%
$107,000	1.8%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Robert Raulston
Number of Shares Outstanding	66
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	John Raulston
Number of Shares Outstanding	6
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Matthew Web Raulston
Number of Shares Outstanding	6
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Kent Underwood
Number of Shares Outstanding	7
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Bubba Trundle
Number of Shares Outstanding	1
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	John Brock
Number of Shares Outstanding	1
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Mark Brock
Number of Shares Outstanding	3
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Jonathon Frost
Number of Shares Outstanding	2
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Hunter & Megan Guchereau
Number of Shares Outstanding	3
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Dr. St. Charles
Number of Shares Outstanding	1
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Mike robinson
Number of Shares Outstanding	2
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Name of Security	Tommy Trotter
Number of Shares Outstanding	2
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Has Voting Rights

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Robert Raulston	65%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
UNITED COMMUNITY BANK	$792,645	7%	02/01/2028	
American Express	$93,636	29.9%		Credit Card

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Historical milestones

The Naked River Brewing Company has been operating since November, 2018 and has since achieved the following milestones:

- Opened location in Chattanooga, TN as Chattanoogas largest brewery and tap room.
- Achieved revenue of $1,344,000 in FIRST FISCAL YEAR 2019.
- Summer 2019 Launched Distribution sales in Chattanooga and 2 neighboring counties averaging $20,000+ a month in outside sales.
- In 2019 our first full year in business we did not turn a profit, we invested heavily back into our equipment and business to ensure we could accommodate the demand we received.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 1/12020, The Naked River Brewing Company has debt of $940,000 outstanding and a cash balance of $44,000. This debt is sourced primarily from an SBA loan for equipment and buildout and will be senior to any investment raised on Mainvest. In addition to the The Naked River Brewing Company's outstanding debt and the debt raised on Mainvest, The Naked River Brewing Company may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year One	%		Year Two	%		Year Three
Income							
Taproom Pints	509,850			586,328			644,960
Distribution kegs	177,530			213,036			244,991
Package	302,400			453,600			589,680
Food	583,800			875,700			1,138,410
Total Income	1,573,580	100.00%		2,128,664	100.00%		2,618,042
Cost of Sales							
Taproom Pints	92,700			106,605			117,266
Distribution kegs	41,135			49,362			56,766
Package	190,800			286,200			372,060
Food	208,500			312,750			406,575
Total Cost of Sales	533,135	33.88%		754,917	35.46%		952,667
Gross Margin	1,040,445	66.12%		1,373,747	64.54%		1,665,375
Total Salary and Wages	494,511	31.43%		539,531	25.35%		593,116
Fixed Business Expenses							
Advertising	21,600			22,248			22,915
lift or Truck Expenses	3,000			3,090			3,183
Bank & Merchant Fees	16,800			17,304			17,823
Contract Labor	-			-			-
Conferences & Seminars	-			-			-
Customer Discounts and Refunds	900			927			955
Dues and Subscriptions	180			185			191
Miscellaneous	3,000			3,090			3,183
Insurance (Liability and Property)	3,600			3,708			3,819
Licenses/Fees/Permits	300			309			318
Legal and Professional Fees	900			927			955
Office Expenses & Supplies	600			618			637
Delivery & shipments	3,600			3,708			3,819
Rent (on business property)	133,200			137,196			141,312
Rent of Vehicles and Equipment	-			-			-
Sales and entertain,ent	1,200			1,236			1,273
Property Taxes-Other	14,400			14,832			15,277
Telephone and Communications	4,800			4,944			5,092
Other	6,000			6,180			6,365
Utilities	42,000			43,260			44,558
Total Fixed Business Expenses	256,080	16.27%		263,762	12.39%		271,675
Operating Income (before Other Expenses) [EBITDA]	289,854	18.42%		570,453	26.80%		800,583
Other Expenses							
Amortized Start-up Expenses	23,300			23,300			23,300
Depreciation	108,821			108,821			108,821
Interest							
Commercial Loan	56,145			112,705			112,705
Commercial Mortgage	-			-			-
Line of Credit	-			-			-
Credit Card Debt	-			-			-
Vehicle Loans	-			-			-
Other Bank Debt	-			-			-
Taxes	24,977			69,785			115,811
Total Other Expenses	213,244	13.55%		314,612	14.78%		360,638
Net Income	76,610	4.87%		255,842	12.02%		439,946

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$85,807.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$140,116.00
Taxes Paid	$0	$0
Net Income	$0	$60,359.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V